

December 14, 2011

<u>Via E-mail</u>
Michael McNaughton
Chief Operating Officer
Rouse Properties, Inc.
1114 Avenue of the Americas, Suite 2800
New York, NY 10110

> **Re:** **Rouse Properties, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed December 14, 2011**
> **File No. 001-35287**

Dear Mr. McNaughton:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Business, page 55</u>

<u>Operating Metrics, page 62</u>

1.   We note your response to comment 2 of our letter dated November 28, 2011. Please revise your disclosure to provide the average effective annual gross rent for anchor tenants with spaces in excess of 10,000 square feet separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Heather L. Emmel, Esq.
       Weil, Gotshal & Manges LLP
       Via E-mail